**ING Life Insurance and Annuity Company
and its Variable Annuity Account B**

**Group Variable Annuity Contracts for Employer-Sponsored
Deferred Compensation**

**Supplement dated September 30, 2009 to the Contract Prospectus, Contract Prospectus
Summary and Statement of Additional Information, each dated May 1, 2009, as amended**

This supplement updates certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Effective October 5, 2009, shares of the OpCap Mid Cap Portfolio available under your contract will be designated as "Class I Shares." Accordingly, all references to the OpCap Mid Cap Portfolio in the fund list in the Prospectus, Prospectus Summary and SAI should now include "Class I Shares."